Alexco Resource Corp.
(an exploration stage company)

Consolidated Financial Statements
For the years ended June 30, 2007 and 2006
(expressed in thousands of Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors’ Report

To the Shareholders of
Alexco Resource Corp.

We have audited the consolidated balance sheets of Alexco Resource Corp. (an exploration stage company) as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
September 28, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Balance Sheets
As at June 30, 2007 and 2006

(expressed in thousands of Canadian dollars)

	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	21,631	11,761
Restricted cash (note 7)	302	595
Accounts receivable	971	823
Interest and other receivable	734	347
Prepaid expenses and other current assets	293	89
	23,931	13,615
Restricted cash (notes 4 and 7)	12,002	11,666
Investment tax credits	147	-
Property, plant and equipment (note 5)	1,274	373
Mineral properties and deferred exploration costs (note 4)	28,019	15,904
Intangible assets (note 6)	3,510	1,136
Goodwill (note 3)	917	-
	69,800	42,694
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,632	1,493
Income taxes payable	168	65
	2,800	1,558
Asset retirement obligation (note 7)	983	1,209
Future income tax liability (note 14)	2,755	778
Other reclamation liability (note 8)	9,284	8,234
	15,822	11,779
Shareholders’ Equity
Capital stock (note 9)	52,201	31,684
Warrants (note 9)	3,095	422
Stock-based compensation	4,567	2,206
Deficit	(5,885)	(3,397)
	53,978	30,915
	69,800	42,694
Commitments (notes 4 and 11)
Subsequent event (note 17)

Approved by the Board of Directors

(Signed) Michael Winn	Director	(Signed) Rick Van Nieuwenhuyse	Director
Michael Winn		Rick Van Nieuwenhuyse

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
For the years ended June 30, 2007 and 2006

(expressed in thousands of Canadian dollars, except per share and share data)

	2007	2006
	$	$
Revenue
Consulting revenue	4,053	537

Cost of services
Consulting costs (excluding amortization (note 15))	2,923	331

Gross profit	1,130	206

Expenses (recoveries)
Accretion - reclamation, Brewery Creek	48	64
Amortization (note 15)	597	382
Business development and investor relations	263	488
Exploration	-	316
Foreign exchange (recovery) loss	(9)	57
Gain on settlement of reclamation liability (note 7)	(88)	(182)
Loss (gain) on disposal of buildings and equipment (note 5)	39	(237)
Office	895	189
Professional fees	692	165
Regulatory fees	87	106
Salaries and contractors	1,644	355
Salaries and contractors - stock-based compensation	2,213	1,567
Travel	377	33

	6,758	3,303

Loss before other income (expenses)	(5,628)	(3,097)

Other income (expenses)
Interest income	1,275	319
Miscellaneous (expense) income	(131)	92

Loss before income taxes	(4,484)	(2,686)

Income tax recovery (note 14)	1,996	-

Loss for the year	(2,488)	(2,686)

Deficit - Beginning of year	(3,397)	(711)

Deficit - End of year	(5,885)	(3,397)

Loss per share

Basic and diluted	(0.08)	(0.15)

Weighted average number of shares
(in thousand of shares)	31,193	18,123

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended June 30, 2007 and 2006

(expressed in thousands of Canadian dollars)

	2007	2006
	$	$

Cash flows from (used in) operating activities
Loss for the year	(2,488)	(2,686)
Items not affecting cash
Amortization	597	382
Accretion - reclamation, Brewery Creek	48	64
Salaries - stock-based compensation	2,213	1,567
Income tax recovery (note 14)	(2,208)	-
Gain on settlement of reclamation liability	(88)	(182)
Loss (gain) on disposal of buildings and equipment	39	(237)

	(1,887)	(1,092)

Expenditures for reclamation and closure	(186)	(364)

Changes in non-cash working capital balances
Accounts receivable	(148)	(115)
Interest and other receivable	(387)	(307)
Prepaid expenses and other current assets	(204)	79
Accounts payable and accrued liabilities	(320)	916
Income taxes payable	103	65

	(3,029)	(818)

Cash flows from (used in) investing activities
Mineral properties and deferred exploration costs	(10,231)	(2,163)
Decrease in restricted cash	(43)	(9,651)
Purchase of property, plant and equipment	(1,163)	(94)
Proceeds on disposal of property, plant and equipment	-	817
Purchase of Access Mining Consultants Ltd. (note 3)	-	(980)
Patent acquisition (note 6)	(488)	-

	(11,925)	(12,071)

Cash flows from (used in) financing activities
Proceeds from share issuance	24,810	18,788
Share issue costs	(1,303)	(1,394)
Proceeds from the exercise of warrants	990	4,314
Proceeds from the exercise of options	327	40

	24,824	21,748

Increase in cash and cash equivalents	9,870	8,859

Cash and cash equivalents - Beginning of year	11,761	2,902

Cash and cash equivalents - End of year	21,631	11,761

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

1	Nature of operations

Alexco Resource Corp. (“Alexco” or the “Company”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Company conducts mineral exploration in Canada primarily in the Yukon Territory. Alexco also performs reclamation and remediation of mine sites using its rights to certain patents and the expertise acquired by its officers. The Company’s main source of funding has been from equity placements.

2	Significant accounting policies

Basis of presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of Alexco and its wholly owned subsidiaries, 650399 BC Ltd., Elsa Reclamation and Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. All significant inter-group transactions are eliminated on consolidation. As described in note 16, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition

The Company recognizes revenue upon the rendering of services. The Company also recognizes gains on the settlement of reclamation liabilities when there are changes in the estimated future cash flows of its asset retirement obligation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest bearing investments with maturities of 90 days or less from the original date of acquisition. Certain cash is held in long-term reclamation bonds to support future reclamation work and is classified as restricted cash.

Accounts receivable

The Company performs environmental consulting work for other mining companies and federal and provincial governments. Accounts receivable are recorded at fair value when the revenues are recognized, and the Company establishes an allowance for uncollectible amounts on a specific account basis.

(1)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	straight-line over the term of the lease

Mineral properties and related deferred costs

The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

(2)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

Intangible assets

Intangible assets consist of customer relationships acquired through business combinations, patents and contracts acquired by the Company, of certain exclusive rights, service contracts, and intellectual properties. Intangible assets are recorded at cost and amortized over their expected useful life using the following methods:

Customer relationships	5 years straight-line
Patents	5 - 11 years straight-line over life of patents
Contracts	1 year straight-line
Backlog	1 year straight-line
Reclamation project - rights to provide
services and database	4 years straight-line

The Company assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Goodwill

Goodwill, which arose on the acquisition of Access in 2006, represents a combination of the assembled workforce and the potential benefits of management expertise and experience related to the Keno Hill project. Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether events or changes in circumstances indicate that the carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting units to which goodwill was allocated to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company would compare the implied fair value of the goodwill to its carrying value and any excess of the carrying value over the fair value would be charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

Asset retirement obligation

The Company’s asset retirement obligation (“ARO”) relates to expected mine reclamation and closure activities. The ARO is accreted to full value over time through periodic accretion charges. Cost estimates for AROs at each mineral property are updated to reflect new events, changes in circumstances and any new information that is available. The fair value of ARO is measured by discounting the expected cash flows using an appropriate interest rate. The Company prepares estimates of the timing and amount of expected cash flows and updates these estimates to reflect changes in facts and circumstances. Any settlement of the ARO is included in the statements of operations.

(3)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency, the parent company’s functional currency, using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Stock options and warrants

The Company accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates are included in the recoverability of mineral properties, reclamation costs, future income taxes, stock options, warrants, asset retirement obligation and other reclamation liability. Actual results could differ materially from those reported.

(4)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

Financial instruments

The fair values of the Company’s financial assets and liabilities, primarily cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities, approximate their carrying amounts.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Company limits its exposure to credit risk by placing its cash and cash equivalents and restricted cash with financial institutions they believe to be of high quality. Concentration of credit risk with respect to accounts receivable is considered to be limited due to the credit quality of the customers comprising the Company’s customer base. The maximum amount of credit risk exposure is limited to the carrying amount of the balances in the consolidated financial statements.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

New Accounting Pronouncements

Financial instruments - recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new Handbook Section 3855, “Financial Instruments - Recognition and Measurement” (“CICA 3855”), effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. For the year ending June 30, 2008, the Company does not foresee a material impact with the adoption of CICA 3855 on its financial statements, but will reassess the impact of the statements for the year ending June 30, 2008.

(5)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

Comprehensive income

In January 2005, the CICA issued new Handbook Section 1530, “Comprehensive Income” (“CICA 1530”) and Handbook Section 3251, “Equity” (“CICA 3251”) effective for interim and annual periods beginning on or after October 1, 2006. CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The Company will include a statement of comprehensive income upon adoption of these sections.

US Generally Accepted Accounting Principles (US GAAP)

For new US GAAP accounting pronouncements see note 16, “Significant differences between Canadian and United States Accounting Principles”.

3	Business acquisition

On June 30, 2006, the Company completed the business acquisition of Access. Access is an environmental consulting firm headquartered in Whitehorse, Yukon Territory.

Under a plan of arrangement, the Company acquired 100% of the outstanding common shares in exchange for $1,000,000 in cash and 383,978 common shares.

The transaction was accounted for using the purchase method which involved estimating the fair value of all assets and liabilities acquired as at June 30, 2006. Intangibles have been identified as customer relationships, rights to provide services and database associated with the Keno Hill reclamation project, and backlog and have been assigned fair values of $332,000, $442,000 and $41,000, respectively. Historic data relating to the Keno Hill mine site has been assigned a fair value of $605,000 and has been capitalized to mineral properties and deferred exploration costs.

The date of the acquisition for accounting purposes is June 30, 2006 being the closing date of the share purchase agreement and the date consideration was formally exchanged. The allocation of the purchase price of Access based on management’s estimate of fair values is as follows:

$

Purchase price
Cash	1,000
Shares issued - 383,978	1,000
Transaction costs	35

2,035

Net assets acquired from Access

(6)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

$

Accounts payable and accrued liabilities	(355)
Accounts receivable	636
Backlog	41
Cash	54
Customer relationships	332
Future income tax liability	(777)
Income taxes payable	(65)
Mineral properties and deferred exploration costs	605
Prepaid expenses	7
Property, plant and equipment	198
Reclamation project - rights to provide services and database	442
Goodwill	917

2,035

4	Mineral properties and deferred exploration costs

		Expenditures
		and
	June 30,	acquisition	June 30,
	2006	costs	2007
	$	$	$

Brewery Creek	2,572	47	2,619
Keno Hill	12,034	11,957	23,991
McQuesten	1,185	33	1,218
Other	113	78	191

	15,904	12,115	28,019

		Expenditures
		and
	June 30,	acquisition	June 30,
	2005	costs	2006
	$	$	$

Brewery Creek	1,897	675	2,572
Keno Hill	-	12,034	12,034
McQuesten	1,118	67	1,185
Other	98	15	113

	3,113	12,791	15,904

During the year ended June 30, 2007, the Company incurred $11,957,000 (2006 - $12,034,000) in exploration expenditures and acquisition costs at Keno Hill. This included $1,050,000 (2006 - $149,000) of accretion costs

(7)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

(note 8) and $468,000 (2006 - $258,000) of stock-based compensations with its related tax impact. During the 2007 year, the Company issued 56,657 common shares valued at $300,000 and paid cash of $125,000 to purchase additional property within the Keno Hill district. The amounts have been capitalized to mineral properties and deferred exploration costs.

a)	Brewery Creek

The Company has entered into a letter agreement with NovaGold granting NovaGold a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property. Under the terms of the agreement, within 60 days of the Company incurring a minimum of $750,000 in expenditures on the Brewery Creek property, the Company will deliver to NovaGold a report as to the results of such expenditures. NovaGold will have 60 days following receipt of the report to give notice that it wishes to exercise the back-in right. The back-in right will be exercisable by NovaGold upon its commitment to pay $500,000 to the Company over a four-year period and to spend $1,750,000 on the Brewery Creek property over a five-year period.

b)	Keno Hill

On February 10, 2006, Alexco announced that it had assigned to its wholly owned subsidiary, ERDC, its interest in the agreement with the interim receiver to purchase the assets of United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM site”) (“the Purchase Agreement”). The Company has accounted for the purchase price of $410,000 as a cost of acquisition for the Keno Hill property.

The Purchase Agreement was structured with an “Initial Closing”, executed on April 18, 2006, and a “Final Closing” to occur 10 business days following receipt by ERDC of a Water License. ERDC has a maximum of six months to apply for a Water License and three years to obtain it. A further 12-month extension may be granted by the interim receiver at its discretion. Ownership and title of the UKHM site assets will be conveyed to ERDC on Final Closing. The Company applied for a water license on October 18, 2006 and Final Closing is anticipated by the end of the 2007 calendar year. In a separate agreement (the “Sub-agreement”) between Alexco, ERDC, the Government of Canada and the Government of Yukon, the federal government indemnifies ERDC and Alexco subject to the $10 million described below for all liabilities arising directly or indirectly as a result of the pre-existing condition of the UKHM site. ERDC has also been granted access to the UKHM site to conduct an extensive exploration program.

In a separate agreement with the Government of Yukon, ERDC as a paid contractor will assume responsibility for the environmental care and maintenance of the UKHM site until Final Closing. After Final Closing, governments and ERDC will agree to the annual cost for care and maintenance. ERDC will be responsible for environmental care and maintenance of the UKHM site and will bear an increasing portion of such costs.

(8)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

ERDC has deposited $10 million into a trust account which is expected to transfer to the federal government after Final Closing to exclusively fund reclamation of the pre-existing environmental liabilities of the UKHM site. These funds have been classified as restricted cash. The Company has accounted for this required contribution to the trust fund as a cost of acquisition for the Keno Hill property and recorded a related liability of $9,284,000 representing the $10 million trust fund deposit due on the estimated date of Final Closing discounted to Initial Closing at a rate of 8% (note 8).

ERDC and the governments will jointly develop a reclamation plan and a baseline environmental study for the UKHM site, with ERDC and the federal government sharing the plan development costs.

ERDC is required to contribute to a separate reclamation trust a portion of any future proceeds from sales of existing assets as well as a 1.5% Net Smelter Return royalty to a maximum of $4 million from any future production from the UKHM site.

The Sub-agreement includes a number of termination provisions including provisions obliging ERDC to deposit $1.8 million into a separate reclamation trust if either ERDC in its discretion elects to terminate the Sub-agreement or if ERDC, after using all commercially reasonable efforts, is unable to obtain a Water Licence by the fourth anniversary of Initial Closing. After Final Closing, ERDC can terminate the Sub-agreement without penalty if the federal government does not obtain necessary Treasury Board approvals to fund the reclamation of the UKHM site. In both these scenarios, the $10 million trust account would be returned to Alexco.

c)	McQuesten

The McQuesten property is subject to a joint venture agreement whereby Alexco has a 70% interest in the property and Eagle Plains Resources Ltd. has a 30% interest in the property. The property is subject to a 2% net smelter royalty and an annual advance royalty payment of $20,000.

5	Property, plant and equipment

			June 30, 2007

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	1,057	127	930
Furniture and equipment	109	14	95
Computer hardware	60	24	36
Computer software	41	20	21
Leasehold improvements	258	66	192

	1,525	251	1,274

(9)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

			June 30, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	125	30	95
Furniture and equipment	95	49	46
Computer hardware	134	75	59
Computer software	50	19	31
Leasehold improvements	173	31	142

	577	204	373

The Company recorded additions to heavy machinery and equipment in the amount of $942,000, leasehold improvements of $86,000 and furniture and equipment of $135,000. Amortization expense for property, plant and equipment for the year was $224,000 (2006 - $102,000).

6	Intangible assets

			June 30, 2007

		Accumulated
	Cost	amortization	Net
	$	$	$

Reclamation project - rights to provide services
and database	442	23	419
Backlog	41	10	31
Customer relationships	332	17	315
Patents acquired on formation	1,260	578	682
Patents acquired February 2007	2,133	70	2,063

	4,208	698	3,510

			June 30, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Non-competition agreements	201	-	201
Patents acquired on formation	1,260	325	935
Contracts	40	40	-

	1,501	365	1,136

(10)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

The Company recorded amortization during the year ended June 30, 2007, in the amount of $373,000 (2006 -$280,000). Contracts were fully amortized as at June 30, 2006.

On February 16, 2007, the Company completed the acquisition of certain patent rights, relating to mine reclamation and closure procedures, from a privately held company. The aggregate consideration paid by the Company for patent rights consisted of $443,000 in cash and 264,895 newly issued shares of the Company’s common stock. The total purchase price for the patent rights was $2,133,000 and is comprised of:

$

Cash	443
264,895 shares of the Company’s common stock	1,645
Acquisition related transaction costs	45

2,133

7	Asset retirement obligation

The Company’s asset retirement obligation (“ARO”) consists of costs associated with reclamation and closure activities at the Brewery Creek property. These activities include costs for water treatment, land rehabilitation, ongoing care and maintenance and other costs.

The Company had $1,774,000 on deposit in trust for the Government of Yukon as collateral for reclamation work at Brewery Creek and expects to have $250,000 transferred to general funds during the fiscal year ended June 30, 2008. These funds have been classified as restricted cash.

Although the ultimate amount to be incurred is uncertain, the total liability for the ARO is estimated to be $1,008,000 (2006 - $1,319,000) on an undiscounted basis. The liability for the ARO is calculated to be $983,000 (2006 - $1,209,000) reflecting discounted payments, the majority of which, are expected to be made in the next few years. Changes in estimated future cash flows have resulted in gains recorded in the statements of operations. There are no AROs estimated on any of the Company’s other exploration properties.

	2007	2006
	$	$

Balance - Beginning of year	1,209	1,691

Accretion expenses	48	64
Reclamation expenditures	(186)	(364)
Gain on settlement of reclamation liability	(88)	(182)

Balance - End of year	983	1,209

(11)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

8	Other reclamation liability

	2007	2006
	$	$
Balance - Beginning of year	8,234	-
Additions incurred during the year	-	8,085
Accretion of liability	1,050	149
Balance - End of year	9,284	8,234

ERDC has deposited $10,000,000 into a trust account which is expected to transfer to the federal government after Final Closing to exclusively fund reclamation of the pre-existing environmental liabilities of the UKHM site. These funds have been classified as restricted cash. The Company has accounted for the required contribution to the trust fund as a cost of acquisition for the Keno Hill property and recorded a related liability of $9,284,000 representing the $10 million due on Final Closing discounted at 8%. Accretion of the liability has been capitalized to mineral properties and deferred exploration costs. Interest earned on the trust account has been included in interest income. The Company anticipates Final Closing to take place by the end of the calendar year 2007.

(12)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

9	Capital stock

Authorized
100,000,000 common shares without par value

Issued

	Number of	Ascribed
	shares	value
		$

Balance at June 30, 2005	13,995,345	9,324

For cash and fair value pursuant to public share offerings (a)	8,427,128	16,902
For cash and fair value pursuant to warrant agreements (b)	5,332,741	4,398
For cash and fair value pursuant to option agreements (c)	50,000	60
To purchase Access (note 3)	383,978	1,000

Balance at June 30, 2006	28,189,192	31,684

For cash and fair value of warrants pursuant to private
placement (a)	4,986,779	20,409
For cash and fair value pursuant to exercise of warrants (b)	447,403	1,415
For cash and fair value pursuant to exercise of options (c)	151,500	488
Future income taxes related to flow-through shares issued
in 2006	-	(3,740)
Pursuant to patent acquisition (note 6)	264,895	1,645
Pursuant to property purchase agreement (note 4)	56,657	300

Balance at June 30, 2007	34,096,426	52,201

a)	Public and private placements

On January 26, 2006, the Company completed an initial public offering of 2,000,000 common shares at a price of $1.50 per share for gross proceeds of $3,000,000. Share issuance costs were $565,407. In addition, the Company issued 25,000 common shares and 200,000 warrants exercisable at a price of $1.50 per share for a period of one year after the date of closing to the agents as part of this public offering. A fair value of $37,500 for the common shares and $91,062 for the warrants was recognized as share issue costs.

On April 13, 2006, the Company issued 1,702,128 flow-through common shares at a price of $2.35 per share for gross proceeds of $4,000,000. Share issuance costs were $322,050. In addition, the Company issued 82,979 broker’s warrants exercisable for non-flow-through common shares at a price of $2.35 per share for a period of one year after the date of closing to the agents as part of this offering. A fair value of $115,051 was recognized as share issue costs by the Company for the warrants.

(13)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

On April 28, 2006, the Company issued 4,700,000 common shares at a price of $2.50 per share for gross proceeds of $11,750,000. Share issuance costs were $960,030. In addition, the Company issued 227,040 warrants exercisable at a price of $2.50 per share for a period of one year after the date of closing to the agents as part of this offering. A fair value of $246,986 was recognized as share issue costs for the warrants.

On December 21, 2006, the Company issued 3,749,379 Units and 1,217,400 flow-through shares (“FTS”) at a price of $4.75 per Unit and $5.75 per flow-through share for gross proceeds of $24,810,000. Each Unit consists of one common share and one half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at a price of $5.75 per share for a period of three years after the date of closing. A fair value of $3,000,000 was recognized for the warrants.

•

Pursuant to an agreement the Company sold on a “bought deal” basis 2,315,879 Units and 1,217,400 FTS gross proceeds of $18,000,000. In addition, the Company issued 229,663 broker’s warrants exercisable at a price of $5.00 per share for a period of eighteen months after the date of closing as part of this offering. A fair value of $282,000 for the warrants was recognized as share issue costs.

•

Contemporaneously, the Company also privately sold 1,433,500 Units for gross proceeds of $6,809,000. In addition, the Company issued 20,000 Units as a fee as part of this offering. A fair value of $95,000 for the Units was recognized as share issue costs.

Total share issuance costs, including the fair value of the broker’s warrants and fee, for the December financing was $1,680,000.

Under the FTS agreements the Company agreed to renounce $11,000,000 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007. Under Canadian GAAP the Company recorded a provision at the time of the actual renunciation, and a reduction in share capital for the future income taxes related to the tax deductions forgone by the Company. Accordingly, the Company recognized a reduction in share capital and increase in future income taxes of $3,740,000 in 2007.

(14)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

b)	Share purchase warrants

In 2006, 5,264,000 warrants granted during the prior fiscal year were exercised for gross proceeds of $4,211,200. Additionally, the Company issued 200,000 warrants exercisable at a price of $1.50 per warrant for a period of one year as part of the initial public offering, 82,979 warrants exercisable at a price of $2.35 per warrant for a period of one year in connection with issuing FTS, and 227,040 warrants exercisable at a price of $2.50 per warrant for a period of one year as part of a share offering.

A summary of the Company’s share purchase warrants at June 30, 2007 and 2006, and the changes for the years then ended, is presented below.

		2007		2006

		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$

Balance outstanding -
Beginning of year	441,278	2.17	5,264,000	0.80
Granted	229,663	5.00	200,000	1.50
Granted	1,884,689	5.75	82,979	2.35
Granted	-	-	227,040	2.50
Exercised	(131,259)	1.50	(5,264,000)	0.80
Exercised	(82,979)	2.35	(68,741)	1.50
Exercised	(227,040)	2.50	-	-
Exercised	(6,125)	5.00	-	-
Cancelled/expired	-	-	-	-

Balance outstanding -
End of year	2,108,227	5.67	441,278	2.17

Share purchase warrants outstanding as at June 30, 2007.

	Warrants		Weighted average
	outstanding and	Weighted average	remaining
Prices	exercisable	exercise price	contractual life
$		$	(years)

5.00	223,538	5.00	0.98
5.75	1,884,689	5.75	2.48

	2,108,227	5.67	2.32

(15)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

During the year ending June 30, 2007, the Company issued 2,114,352 share purchase warrants. Assumptions used in the pricing model are as provided below.

The fair values of warrants granted have been estimated using an option pricing model which is based on the Black-Scholes option pricing model.

	2007	2006

Risk-free interest rate	3.95% - 4.64%	3.15% - 4.28%
Expected life	1.5 - 3 years	1 year
Expected volatility	50%	55% - 75%
Expected dividends	-	-

c)	Stock options

The Company has a stock option plan (the “Plan”) that was approved by the Company’s shareholders on January 9, 2006. It allows the Company to grant up to 10% of the issued and outstanding common shares at the time of the grant. Options have a maximum term of seven years.

For the year ended June 30, 2007, the Company has included in stock-based compensation under shareholders’ equity a charge of $2,522,000 (2006 - $1,825,000) for the 1,137,500 stock options granted to directors, employees and non-employees in accordance with Company accounting policy, of which $2,213,000 (2006 -$1,567,000) has been expensed and $309,000 (2006 - $258,000) has been included in mineral property expenditures (note 4). The initial fair value of all outstanding stock options as at June 30, 2007 is $4,567,000 (2006 - $2,206,000).

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the year.

(16)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

A summary of the Company’s stock option changes during the years ended June 30, 2007 and 2006 is as follows:

		2007		2006

		Weighted		Weighted
	Number of	average	Number of	average
	stock options	exercise price	stock options	exercise price
		$		$

Balance - Beginning of year	2,345,000	1.96	1,025,000	0.80
Granted	852,500	4.99	250,000	1.50
Granted	110,000	5.90	1,120,000	3.08
Granted	100,000	6.11	-	-
Granted	75,000	5.38	-	-
Exercised	(30,000)	0.80	(50,000)	0.80
Exercised	(45,000)	1.50	-	-
Exercised	(76,500)	3.08	-	-
Expired	-	-	-	-

Balance - End of year	3,331,000	3.06	2,345,000	1.96

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2007.

	Stock options
	outstanding and	Weighted average	Weighted average
Prices	exercisable	exercise price	years to expiry
$		$

0.80	945,000	0.80	5.21
1.50	205,000	1.50	5.72
3.08	1,043,500	3.08	6.14
4.99	852,500	4.99	6.78
5.38	75,000	5.38	6.93
5.90	110,000	5.90	6.93
6.11	100,000	6.11	6.99

	3,331,000	3.06	5.84

(17)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

The fair values of options granted have been estimated using the Black-Scholes option pricing model. During the year ended June 30, 2007, the Company issued 1,137,500 stock options. Assumptions used in the pricing model are as provided below:

	2007	2006

Risk-free interest rate	3.85% - 3.99%	3.87% - 4.13%
Expected life	4 years	4 years
Expected volatility	50%	55% - 75%
Expected dividends	-	-

d)	Common shares held in escrow

Under Canadian Securities requirements, National Policy 46-201 “Escrow for Initial Public offerings”, securities held by principals are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Common shares and stock options issued to directors, officers and significant shareholders prior to the initial public offering on January 26, 2006 were required to be held in escrow prior to Alexco being listed on the Toronto Stock Exchange. Release of common shares and stock options is without any conditions and is scheduled bi-annually with the last release on July 26, 2007.

	2007	2006
Common shares	2,098,694	6,296,083
Stock options	900,000	900,000
	2,998,694	7,196,083

10	Related party transactions

a)

The Company recorded $273,000 (2006 - $338,000) in contractors expenses and the purchase of mobile equipment from Asset Liability Management Ltd. ("ALM"). At June 30, 2007, accounts payable and accrued liabilities include $nil (2006 - $43,000) owing to ALM.

b)

The Company recorded $946,000 (2006 - $470,000) in technical service fees capitalized to mineral property and deferred exploration costs from NovaGold Resources Inc. (“NovaGold”), which is related since NovaGold has significant influence over Alexco. At June 30, 2007, accounts payable and accrued liabilities include $91,000 (2006 - $161,000) due to NovaGold. The Company also privately sold 1,048,500 Units to NovaGold as part of the December 21, 2006 financing (note 9).

	c)	The Company recorded $83,000 in rental fees as the result of a rental agreement with Access Field Services. At June 30, 2007, accounts payable and accrued liabilities include $nil.

(18)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

11	Commitments

The Company has entered into various lease contracts for office space, motor vehicles and office equipment with various terms expiring over five years.

Required minimum payments as at June 30, 2007, are as follows:

$

2008	252
2009	226
2010	223
2011	222
2012	96
Thereafter	-

1,019

The Company has shares held in escrow that are issuable to certain employees contingent on certain earning targets being met (note 9).

12	Supplementary cash flow information

	Year ended June 30,
	2007	2006
	$	$

Cash received for interest	743	168

Non-cash financing and investing transactions
Shares issued for patents and contracts	1,645	31
Shares issued for Access acquisitions	-	1,000
Keno Hill purchase	-	8,234
Share issue costs	(3,934)	-
Shares issued for property purchase	300	-
Increase in accounts payables and accrued liabilities related to
mineral properties	1,377	-
Fair value for shares issued from exercised warrants	425	-
Fair value for shares issued from exercised to stock options	161	-
Fair value of warrants issued from private placements	(2,904)	-

(19)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

13	Segmented information

The Company’s two operating segments are exploration and development of mineral properties and consulting services in the reclamation and remediation fields.

		Year ended June 30, 2007
	Consulting
	services	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	4,053	-	-	4,053
Interest revenue	88	-	1,187	1,275
Expenses	2,736	-	6,479	9,215
Amortization	597	-	-	597

Segment earnings (loss)
before income taxes	808	-	(5,292)	(4,484)

Total assets	17,663	29,083	23,054	69,800

	Year ended June 30, 2006
	Consulting
	services	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	537	-	-	537
Interest revenue	254	-	65	319
Expenses	609	78	2,473	3,160
Amortization	280	91	11	382

Segment loss before
income taxes	(98)	(169)	(2,419)	(2,686)

Total assets	4,314	15,267	23,114	42,694

Significantly all of the Company’s property, plant and equipment is located and significantly all of its revenue is earned in Canada. Goodwill has been allocated to the exploration segment.

The Company recorded revenue from two customers representing 10% or more of total sales in the amounts of $1,361,000 and $467,000 for 2007 (2006 - from three customers: $200,000, $152,000 and $144,000). In aggregate these customers accounted for 45% of the Company’s total revenue.

(20)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

14	Income taxes

The provision for (recovery of) income taxes comprises the following elements:

Year ended
June 30,
2007
$
Current
Provision for current income taxes	212

Future
Recovery of future income taxes	(2,208)

(1,996)

The Company’s effective tax rate differs from the amount obtained by applying the statutory rate due to the following:

	Year ended June 30,
	2007	2006

Statutory tax rate	38.12%	37.12%

	$	$

Recovery of income taxes based on statutory tax rate	(1,709)	(997)
Permanent differences
Non-deductible items	911	545
Tax benefits of share issuance costs not being recognized	-	494
Reversal of valuation allowance	(1,513)	-
Benefit for changes in tax rates	42	-
Other	273	(42)

	(1,996)	-

(21)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities are as follows:

	Year ended June 30,

	2007	2006

Future income tax assets
Losses carry-forward	953	393
Mineral property interest	50	134
Property, plant and equipment	236	81
ARO and other reclamation liability	3,077	2,927
Share issuance costs	654	494
Other deductible temporary differences	5	91

Total future tax assets	4,975	4,120
Valuation allowance	(54)	(1,567)

Net future income tax assets	4,921	2,553

Future income tax liabilities
Mineral property interest	(7,676)	(3,279)
Other taxable temporary differences	-	(52)

Future income tax liabilities	(7,676)	(3,331)

Net future income tax liabilities	(2,755)	(778)

15	Amortization

	Year ended June 30,
	2007	2006
	$	$
Property, plant and equipment	224	102
Intangible assets	373	280
	597	382

(22)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

16	Significant differences between Canadian and United States Accounting Principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“US GAAP”). The effect of the principle measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

US GAAP reconciliation

	2007	2006
	$	$
Consolidated balance sheets
Total assets reported under Canadian GAAP	69,800	42,694
Mineral properties and deferred costs - exploration (a)	(15,843)	(2,196)

Total assets under US GAAP	53,957	40,498

Total liabilities reported under Canadian GAAP	15,822	11,779
Exploration (a)	(1,200)	-
Future income tax liability - flow-through share premium (b)	(1,977)	596

Total liabilities under US GAAP	12,645	12,375

Total shareholders’ equity reported under Canadian GAAP	53,978	30,915
Exploration (a)	(14,176)	(2,196)
Flow-through shares (b)	1,510	(596)

Total shareholders’ equity under US GAAP	41,312	28,123

Consolidated statement of operations
Loss for the year reported under Canadian GAAP	(2,488)	(2,686)
Exploration (a)	(12,129)	(2,160)
Income tax expense (b)	(648)	-

Loss and comprehensive loss for the year under US GAAP	(15,265)	(4,846)

Net loss per common shares - US GAAP
Basic and diluted	(0.49)	(0.27)

(23)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

	2007	2006
	$	$
Consolidated statements of cash flows
Cash flows used in operating activities reported under Canadian
GAAP	(3,029)	(818)
Exploration	(10,231)	(2,163)

Cash flows used in operating activities under US GAAP	(13,260)	(2,981)

Cash flows used in investing activities reported under Canadian
GAAP	(11,925)	(12,071)
Exploration	10,231	2,163

Cash flows used in investing activities under US GAAP	(1,694)	(9,908)

a)	Exploration and development costs

Under US GAAP, the Company would be required to expense as incurred, the exploration and development costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

b)	Flow-through shares

As discussed in note 9(a), on April 13, 2006 the Company issued 1,702,128 flow-through common shares at $2.35 per share. The premium of $0.35 per share or $596,000 is required to be recorded as a future income tax liability under US GAAP.

On December 21, 2006, the Company issued 1,217,400 flow-through common shares at $5.75 per share. The Company renounced the income tax deductions in 2007 for all the flow through shares. The Company recorded a future income liability with a corresponding reduction in capital stock under Canadian GAAP. For US GAAP purposes the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.

Impact of recent United States accounting pronouncements

a)

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 excludes income taxes from FASB 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB 109, Accounting for Income Taxes. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

(24)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
June 30, 2007 and 2006

(Figures in tables are expressed in thousands of Canadian dollars)

FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings/deficit. The cumulative effect adjustment would not apply to those items that would not have been recognized in earnings, such as the effect of adopting FIN 48 on tax positions related to business combinations. The Company is presently evaluating the impact of this interpretation on the Company’s consolidated financial statements.

b)

In September 2006, the FASB issued SFAS 157, Fair Value Measurements which provides enhanced guidance for using fair value to measure assets and liabilities and provides expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value; however, it does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is presently evaluating the impact of this standard on the Company’s consolidated financial statements.

17	Subsequent event

On September 20, 2007, the Company began trading of its common shares on the American Stock Exchange under the symbol “AXU”.

(25)